

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 25, 2009

Mr. Lawrence Kemp
Chief Financial Officer
First United Ethanol, LLC
4433 Lewis B. Collins Road
Pelham, GA 31779

Re: **First United Ethanol, LLC**
            Form 10-K for the fiscal year ended September 30, 2008
            Form 10-Q for the quarter ended December 31, 2008
            File No. 0-53039

Dear Mr. Kemp:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant at (202) 551-3732, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689, or to the undersigned at (202) 551-3768.

                                    Sincerely,

                                    John Cash
                                    Branch Chief